NO ACT

PE
9-10-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10013719

October 7, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10-7-10

Reginald D. Hedgebeth
General Counsel
Spectra Energy Corp
P.O. Box 1642
Houston, TX 77251-1642

Re: Spectra Energy Corp
Incoming letter dated September 10, 2010

Dear Mr. Hedgebeth:

This is in response to your letter dated September 10, 2010 concerning the shareholder proposal submitted to Spectra Energy by Douglas S. Doremus. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Douglas S. Doremus

*** FISMA & OMB Memorandum M-07-16 ***

October 7, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Spectra Energy Corp
Incoming letter dated September 10, 2010

The proposal states that Spectra Energy should strive to purchase a very high percentage of "Made in USA" goods and services.

There appears to be some basis for your view that Spectra Energy may exclude the proposal under rule 14a-8(i)(7), as relating to Spectra Energy's ordinary business operations. In this regard, we note that the proposal relates to decisions relating to supplier relationships. Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Spectra Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerelv.

William A. Hines
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Spectra Energy Corp
5400 Westheimer Court
Houston, TX 77056

713.627.5400 main

Mailing Address:
P. O. Box 1642
Houston, TX 77251-1642



(713) 627-5522 Office
713 627-5536 Facsimile

Reginald D. Hedgebeth
General Counsel

September 10, 2010

VIA EMAIL AND UPS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Spectra Energy Corp – Shareholder Proposal of Mr. Douglas G. Doremus

Ladies and Gentlemen:

We are writing to notify the staff of the Division of Corporation Finance (the "Staff") of our intention to exclude a shareholder proposal from the materials for the 2011 Annual Meeting of Stockholders (the "2011 Proxy Materials") of Spectra Energy Corp (the "Company"). Mr. Douglas G. Doremus (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the U.S. Securities and Exchange Commission (the "Commission") against the Company if the Proposal is omitted from the 2011 Proxy Materials. As required by Exchange Act Rule 14a-8(j), enclosed are six copies of this letter and its attachments, which are being submitted not less than 80 days before the Company files its definitive 2011 Proxy Materials with the Commission. A copy of this letter and its attachments are also being mailed on this date to the Proponent in accordance with that Rule, informing him of the Company's intention to omit the Proposal from the 2011 Proxy Materials. The Company intends to begin distribution of its definitive 2011 Proxy Materials on or around March 9, 2011.

The Proposal recommends that the Company "should strive to purchase a very high percentage (defined here as more than 75%) of 'Made in USA' goods and services" which would include "almost any commercial and industrial goods or services that Spectra Energy Corp. [sic] now purchases on an everyday, annual or long term basis."

We hereby respectfully request that the Staff confirm that no enforcement action will be recommended to the Commission against the Company if the Proposal is omitted from the 2011 Proxy Statement pursuant to Exchange Act Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

The Proposal may be omitted based on Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Commission's guidance for the analysis of ordinary business operations focuses on two key considerations. *See* SEC Rel. No. 34-40018 (May 21, 1998) (the "1998 Release"). The first is whether the tasks addressed by the shareholder proposal are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The examples listed in the 1998 Release of these tasks include "decisions on production quality and quantity, and the retention of suppliers." (emphasis supplied) The second is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal is directly related to the Company's ordinary business operations. The Company provides various natural gas services to customers in the northeastern and southeastern United States and parts of Canada. The supply chain required to support these operations is highly diverse, involving a multitude of different supplies, such as steel pipe, compression engines, valves, fittings, polyethylene plastic pipe, gas meters and other consumables. These supplies are sourced from a wide range of domestic and overseas companies, often under long-term contracts to ensure adequacy and reliability of supply on favorable terms. Managing the Company's supply chain is an integral part of the Company's day-to-day business.

The Proposal would intrude on management's ability to control these day-to-day operations in the best interests of shareholders insofar as it would require the Company to disregard a host of complex matters that affect the supply chain, including the relative cost, quality and availability of the materials in question, as well as logistical issues and operational matters relating to the interplay of supply chain operations with the provision of the Company's services. Moreover, if the Company were to implement the policy advocated by the Proponent, it would be compelled to terminate existing contracts it has with suppliers located outside the United States, which would – aside from significant supply disruptions – entail cost, potential litigation exposure and an adverse impact on the Company's overall reputation with suppliers generally. It would also require the Company to determine the extent to which its U.S.-based suppliers source components or materials from overseas companies. These are all complex matters that are beyond the knowledge of shareholders. The effect of the Proposal is clearly to micromanage the Company's supply chain and, as such, it is squarely within the guidance provided by the 1998 Release.

The Staff has consistently concurred that proposals relating to supplier relationships may be excluded based on Rule 14a-8(i)(7) because they relate to ordinary business operations. In *International Business Machines Corp.* (Dec. 29, 2006), for example, the Staff permitted the exclusion of a proposal on the basis of Rule 14a-8(i)(7) that sought to have IBM update its evaluation process for selection of suppliers, noting that the proposal related to IBM's business operations and, specifically, the "decisions relating to supplier relationships." *See also Seaboard Corporation* (Mar. 3, 2003) (concurring in the exclusion of a proposal relating to a report on use of the antibiotics in its facilities and those of its suppliers). In *Dean Foods Co.* (Mar. 9, 2007, recon. denied Mar. 22, 2007), the Staff reiterated this position in concurring that Dean Foods could exclude a shareholder proposal that would impact its choice of "process, supplies and suppliers," since it related to the company's ordinary business.

The 1998 Release does recognize that some matters involving "sufficiently significant social policy issues" may not be excludable under Rule 14a-8(i)(7), since they would transcend a company's ordinary business operations. The Proposal does not, however, raise any social policy issue of this type. In this regard, we note that the Staff has regularly permitted exclusion of shareholder proposals related to foreign manufacturing, "offshoring" and outsourcing of manufacturing operations when they have related to ordinary business operations. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 26, 2010) (concurring in the exclusion of a proposal requesting that the company sell only goods manufactured in the United States), *The Hershey Company* (Feb. 2, 2009) (concurring in the exclusion of a proposal requesting that company manufacture all finished products in the United States and Canada), *International Business Machines Corp.* (Jan. 9, 2008) (concurring in the exclusion of a proposal requesting that the company prepare a report on potential brand damage due to outsourcing of products and services to China).

As in the case of the social issues raised in these precedents, the Proposal's focus on the loss of American jobs does not vitiate the fact that it is directed at the Company's day-to-day supply chain operations. Given the complexity of the Company's operations and supplier relationships, management of its supply chain is clearly a matter "upon which shareholders, as a group, would not be in a position to make an informed judgment."

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2011 Proxy Materials under Exchange Act Rule 14a-8(i)(7). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action to the Commission if the Company omits from its 2011 Proxy Materials the Proposal. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (713) 627-5522.

Very truly yours,



Reginald D. Hedgebeth

cc: Mr. Douglas G. Doremus (w/encls.)

Exhibit A

July 8, 2010

Corporate Secretary
Spectra Energy Corporation
Corporate Secretary
5400 Westheimer Court
Houston, Texas 77056

Dear Secretary:

I am a stockholder of Spectra Energy Corporation and have been for several years. I ask that the following item be included in the year 2011 Notice of Annual Meeting & Proxy Statement as a Shareholder proposal. I wish to have stockholders vote on this proposal. I believe the proposal has merit and believe the stockholders will also find that it has merit. Attached is certification that I do in fact own the required amount of company stock and I am hereby stating that I intend to continue holding the required stock until after the 2011 Annual Meeting. Please acknowledge the receipt of this request.

SHAREHOLDER PROPOSAL

Spectra Energy Corp. is a very large corporation and purchaser of many goods and services and thus has some significant purchasing clout. Thus Spectra Energy Corp. should strive to purchase a very high percentage (defined here as more than 75%) of "Made in USA" goods and services. "Made in USA" means exactly that and should not be construed to mean purchased from USA companies or subsidiaries who might be importing the goods or services. This would include almost any commercial and industrial goods or services that Spectra Energy Corp. now purchases on an everyday, annual or long term basis. "Made in USA" goods and services would replace, wherever possible, foreign made goods and services. Additionally, in some cases, the simple fact that Spectra Energy Corp. would be willing to purchase "Made in USA" goods and services could allow domestic manufacturers, who do not now provide those goods and services or produce them in the USA, to begin doing so. This will spur employment in the USA and provide Spectra Energy Corp. with a favorable advertising venue it does not now have. "Made in USA" goods and services could prove to be more expensive than foreign made goods, but by spurring manufacturing and putting Americans back to work, the net company loss is expected to be very small or maybe none at all.

Sincerely,

Douglas S. Doremus